Exhibit 99.1

Genenta Science S.p.A.

Registered office: Milan, via Olgettina n. 58

Subscribed and paid-up share capital of € 371,685.80

Tax code and registration number with the Milan Monza - Brianza Lodi Register of Companies: 08738490963

NOTICE OF CALL OF ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Genenta Science S.p.A. (the Company) are invited to participate in the ordinary and extraordinary shareholders’ meeting (the Shareholders’ Meeting) which will take place, in accordance with Article 9.5 of the Company’s Articles of Association (the Articles of Association), exclusively by teleconference, on 10 June 2022 at 2.30 pm, on first call, and if necessary, on 13 June 2022, at 5.30 pm, on second call, to resolve on the following

AGENDA

Ordinary part:

1. Approval of the financial statements for the year ended 31 December 2021.

2. Ratification of the appointment of Mark A. Sirgo as director and chairman of the Board of Directors.

Extraordinary part

1. Approval of the amendment to art. 15 of the articles of association in order to include the provision of the U.S. federal forum.

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Information on the legitimacy to participate in the Shareholders’ Meeting and exercise of the right to vote as well as those concerning the methods of participation in the Shareholders’ Meeting are reported in the full notice of call, the text of which - together with the documentation relating to the Shareholders’ Meeting – will be available. on the Company’s website at www.genenta.com, as well as at the Company’s registered office in Milan, via Olgettina n. 58.

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Milan, 10 May 2022

The Deputy Chairman of the Board of Directors

Pierluigi Paracchi